Exhibit 99(a)(1)(J)
Sample Confirmation Email:
Sent:
From:
To:
Subject: Castlight Health Option Exchange Program Election Confirmation
Your Option Exchange Program election has been recorded as follows:
Name:            []

Employee ID        []

Date of Election    []

Eligible Option Award                       New Option Award

Number	Type	Date	Price ($)	Options Outstanding	Options Vested	Exchange Ratio	Type	Options	Options Vested	Election

We strongly encourage you to print this email and keep it for your records.
Electing “Yes” with respect to any eligible option award indicates you have elected to tender the eligible option award for cancellation and accept the replacement of the tendered eligible option award(s). You will receive additional information about the new options, including the exercise price, as soon as practicable after they are granted. We estimate that will occur within a few weeks after the offering period closes.
Electing “No” with respect to any eligible option award indicates you decline the replacement of the non-tendered eligible option award(s). Options you do not elect to exchange will not be canceled and will remain subject to their current terms.
If the above is not your intent, you may log back into the Option Exchange Program website to change your election before 11:59 PM Eastern time (8:59PM Pacific time) on Wednesday, February 24, 2016.
Please email questions to exchange@castlighthealth.com.